Exhibit 99.1

group.nebius.com	OE Nebius B.V., Nebius Gustav Mahlerlaan 300, 1082 MA Amsterdam

Nebius to invest more than USD 1 billion to build AI infrastructure in Europe

•	Build-out includes expansion of existing facilities; additional capacity deployment through colocations; and new-build GPU clusters at greenfield sites

•	Nebius also announces launch of new GPU cluster in Paris

•	Paris cluster will be one of the first in Europe to offer NVIDIA H200 Tensor Core GPUs

Amsterdam, September 25, 2024 – Nebius (NASDAQ:NBIS), an AI infrastructure company, today announced the launch of a new GPU cluster in Paris, as part of the company’s plans to invest more than USD 1 billion by mid-2025 in AI infrastructure in Europe.

Arkady Volozh, founder and CEO of Nebius, said:

“We work in a new industry which requires both deep technology and significant capital. Our data center in Finland already provides the latest high-performance compute, tools and services to AI developers around the world. The addition of our new GPU cluster in Paris is the next step in our plan to expand Europe’s AI capacity as we develop Nebius into a leading global AI infrastructure company.”

Nebius’s new GPU cluster in Paris will be among the first in Europe to offer NVIDIA’s H200 Tensor Core GPUs. As an NVIDIA cloud and OEM partner, Nebius will also be one of the first to bring NVIDIA’s state-of-the-art Blackwell platform to customers in 2025.

Already one of the leading providers of GPU capacity in Europe through its highly energy-efficient data center in Mäntsälä, Finland, Nebius’s AI infrastructure build-out strategy combines investments in new-build data centers at greenfield sites primarily in Europe with new colocations and additional capacity at its existing facilities. In Europe, Nebius has signed letters of intent to build two new data centers. The company has also started work on expanding its data center in Finland.

Together, these investments – which include approximately USD 200 million deployed since the beginning of this year – will enable the company to reach a total capacity of tens of thousands of GPUs to bring its highly differentiated AI cloud offering to customers worldwide.

Nebius is being purpose-built to meet the demands of the global AI industry and leans on deep technical expertise across hardware, software and machine learning. The company’s 500+ strong team of engineers has decades of knowledge of building world-class tech infrastructure as well as an in-house LLM R&D team.

About Nebius

Nebius is a technology company building full-stack infrastructure to service the explosive growth of the global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. Headquartered in Amsterdam and listed on Nasdaq, the company has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius’s core business is an AI-centric cloud platform built for intensive AI workloads. With proprietary cloud software architecture and hardware designed in-house (including servers, racks and data center design), Nebius gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models.

An NVIDIA preferred cloud service provider, Nebius offers high-end infrastructure optimized for AI training and inference. The company boasts a team of over 500 skilled engineers, delivering a true hyperscale cloud experience tailored for AI builders.

To learn more please visit www.nebius.com

Contacts

For journalists: media@nebius.com

For investors: askIR@nebius.com

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